SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 3)

BLADELOGIC, INC.

(Name of Subject Company)

BLADELOGIC, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

09265M102

(CUSIP Number of Class of Securities)

Dev Ittycheria
President and Chief Executive Officer
BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, Massachusetts 02421
(781) 257-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

James A. Matarese, Esq.
Jeffrey C. Hadden, Esq.
Michael S. Turner, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
(617) 570-1000

☐                         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended through the date hereof (as amended, the “Schedule 14D-9”), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2008, by BladeLogic, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Bengal Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of BMC Software, Inc., a Delaware corporation (“BMC”), disclosed in a Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Schedule TO”),  originally filed with the SEC on March 21, 2008, to purchase all of the outstanding common stock, par value $0.001 per share, of the Company (the “Common Stock”), at a price of $28.00 per share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information

Item 8 entitled “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

“(h)        Offer Expired.

The Offer expired at 12:00 midnight, Boston, Massachusetts time, on April 17, 2008.  The Purchaser has been advised by Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”) that 27,368,539 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 96.7% of the Shares outstanding as of April 17, 2008.  Following the expiration of the Offer, the Purchaser accepted for payment all the Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (including certain Shares tendered to the Depositary pursuant to the Offer’s guaranteed delivery procedure) according to the terms of the Offer, and the Purchaser will promptly pay for such Shares.

BMC intends to complete the acquisition of the Company through the merger of the Purchaser with and into the Company as soon as practicable in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of stockholders of the Company.  Pursuant to the terms of the Merger Agreement, all remaining publicly held Shares (other than Shares held by holders who properly exercise their appraisal rights under applicable Delaware law) will be acquired for $28.00 per share, net to the holder in cash, without interest, in the merger.

On April 18, 2008, BMC issued a press release announcing the expiration of the Offer.  The press release is contained in Exhibit (a)(8) to this Schedule 14D-9 and the information set forth in the press release is incorporated herein by reference.

Pursuant to the Merger Agreement, each of the directors of the Company, other than Messrs. R. David Tabors and Robert P. Goodman, submitted letters of resignation from the Company’s Board of Directors and each of its subsidiaries effective as of the April 18, 2008.”

Item 9. Exhibits.

Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following:

“(a)(8)              Press Release issued on April 18, 2008 (incorporated by reference to Exhibit (a)(1)(J) to Amendment No. 3 of the Schedule TO of BMC and Bengal Acquisition Corporation filed with the SEC on April 18, 2008).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2008	BLADELOGIC, INC.

	By:	/s/ John J. Gavin, Jr.
John J. Gavin, Jr.
Executive Vice President and Chief Financial Officer